June 2, 2005

James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ProAssurance Corporation Form 10-K for the Year Ended December 31, 2004

Dear Mr. Rosenberg:

     We are in receipt of your letter dated May, 3, 2005 and appreciate your comments on the Annual Report on Form 10-K of ProAssurance Corporation (the “Company”) for the year ended December 31, 2004. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your letter.

     We will respond to each comment and amend the disclosures in our Form 10-K for the year ended December 31, 2004 as outlined below. Our responses are in the sequence of the comments in your letter, and each comment is reprinted prior to our response in order to aid your review.

     The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes in response to Staff comments in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     1.       Critical Accounting Policies – Reserve for Losses and Loss Adjustment Expenses, page 28.

     We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

James B. Rosenberg
June 2, 2005

_________________________

           a.       Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

Response:

Please see our response to question 1d below.

           b.       Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarial method and/or assumptions used) would have on reported results, financial position and liquidity.

Response:

Please see our response to question 1c below.

           c.       If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarial method and/or assumptions used) would have on reported results, financial position and liquidity.

Response:

As discussed with the Staff in our telephone conversation on May 5, our current actuarial process does not include the determination of a range. We appreciate the Staff’s interest in having us provide a range and we are in the

James B. Rosenberg
June 2, 2005

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process of studying the issue of incorporating explicit ranges or sensitivity analysis into this process. It is our intention to include this information in future filings upon our completion of the analysis.

We intend to amend our Form 10-K to include a more robust discussion of the methods used in determining the point estimate of our reserves. In addition we will provide a discussion on the significant assumptions that are used in our analysis of loss reserves. We will enhance the discussion of loss reserves included in the loss reserve discussion in our Form 10- (Page 35) to read substantially as follows:

The estimation of losses is inherently difficult. In establishing these reserves management considers a variety of factors including historical paid and incurred loss development trends, the effect of inflation on medical care, general economic trends and the legal environment. Given the number of factors considered it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item. We perform an in-depth review of our loss reserves on a semi-annual basis. However, management is continually reviewing and updating the data underlying the estimation of its loss reserves and we make adjustments that we believe the emerging data indicates. Any adjustments necessary are reflected in the then current operations.

As result of the variety of factors that must be considered by management there is a significant risk that actual incurred losses will develop differently from these estimates. As shown in the reserve development table on page 37 the original estimates of our loss reserves have developed to-date to be redundant in eight of the last ten years and deficient in two of the last ten years.

The Company uses a variety of actuarial methodologies in performing these analyses. Among the methods that have been used by the Company are:

•	Paid development method
•	Reported development method
•	Bornhuetter-Ferguson method (professional liability)

James B. Rosenberg
June 2, 2005

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•	Average paid value method (professional liability)
•	Average reported value method (professional liability)
•	Backward recursive method (professional liability)
•	Paid Cape Cod method (personal lines)
•	Incurred Cape Cod method (personal lines)
•	Expected loss ratio method (personal lines)

Generally, methods such as the Bornhuetter-Ferguson method and the Cape Cod method are used on more recent accident years where we have less development on which to base our analysis. As business seasons and we have an increased amount of data for a given accident year we begin to give more confidence to the development and average methods as these methods typically rely more heavily on our own historical data. Each method is used because it has its own set of assumptions or provides a different perspective on the particular business under review.

In addition, we perform statistical reviews of claim data such as claim counts, average settlement costs and severity trends.

In performing these analyses we partition our business by type, coverage type, geography, layer of coverage and accident year. This procedure is intended to balance the use of the most representative data for each partition, capturing its unique patterns of development and trends. For each partition the results of the various methods, along with the supplementary statistical data regarding such factors as the current economic environment are used to develop a point estimate based upon management’s judgment and past experience. The process of selecting the point estimate from the set of possible outcomes produced by the various actuarial methods is based upon the judgment of management and is not driven by formulaic determination. For each partition of our business we select a point estimate with due regard for the age, characteristics and volatility of the partition of the business, the volume of data available for review and past experience with respect to the accuracy of estimates for business of a similar type. This series of selected point estimates is then combined to produce an overall point estimate for ultimate losses for each segment of our operations.

James B. Rosenberg
June 2, 2005

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In order to provide additional information regarding the loss estimation process, we are in the process of developing a sensitivity analysis that will help to highlight the potential variability of our estimates and will disclose them in future reports when we have completed our analysis.

           d.       Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserved for each line of business.

Response:

We will enhance the disclosure of losses by segment as follows:

	Case Reserves	IBNR	Total Reserves
Professional Liability	$979,893	$838,742	$1,818,635
Personal Lines	116,000	94,956	210,956

Total Gross Loss Reserves	$1,095,894	$933,698	$2,029,592

     Liquidity and Capital Resources and Financial Condition, page 30

     2.       We note that in 2002 you sold a significant portion of your fixed maturity portfolio in order to realize capital gains and that the proceeds from these sales were reinvested during 2003 at substantially lower rates. Please expand your liquidity discussion to disclose what management’s investment strategy is when certain economic conditions persist, i.e. low interest-rate environment, and the impact this will have on your investment portfolio. Please include in your discussion the impact that these economic conditions may have on your results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

Response:

The sale of securities in 2002 was due to a very specific set of circumstances. At that time we carried a portion of our equity securities within the investment portfolio of our insurance subsidiaries. In an effort to maintain the insurance subsidiaries’ statutory surplus, we sold fixed income securities (which are carried at amortized cost under statutory accounting rules) at a gain to offset the impact of a decline in the value of the subsidiaries’ equity portfolios (which are carried at market under statutory accounting rules). Under our current investment guidelines, we no longer maintain a significant portion of our equity securities in the investment portfolios of our insurance subsidiaries.

James B. Rosenberg
June 2, 2005

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The liquidity and capital resources section of our MD&A will be amended to include the following discussion:

Our investment strategy is not typically impacted by current economic conditions. Our investment strategy is focused on two principal long-term investment objectives: maximizing after-tax investment income through the prudent investment in income yielding securities and the preservation of capital through a focus on the total return of the investment portfolio. In achieving these objectives we have established a set of investment guidelines. These guidelines include parameters for the quality and duration of the investments purchased by us. Current economic conditions may influence how we attempt to achieve these two objectives; however, we must work within its established guidelines. For example, in a low interest rate environment the Company generally shortens the duration of its fixed maturity portfolio to protect its capital from decreases in value resulting from rising interest rates. In a period of higher rates we are willing to invest in longer duration securities (within the parameters of our investment guidelines) in order to achieve higher investment income with less risk to the value of our capital. The impact of changing interest rates and economic conditions on the Company’s investment portfolio is further discussed under Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

     3.       Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Response:

The liquidity and capital resources section of our MD&A will be amended to include the following discussion:

We manage our investment portfolio to ensure that it will have sufficient liquidity to meet its obligations. In performing this

James B. Rosenberg
June 2, 2005

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analysis we consider the timing of maturity of the investments in our investment portfolio as well as the expected cash flows to be generated by our operations. In 2003 and 2004 we had operating cash flow of $282.8 million and $373.5 million, respectively. At our insurance subsidiaries the primary outflow of cash is related to the payment of claims and claims expenses. The payment of individual claims cannot be predicted with certainty; therefore, we rely upon the history of its paid claims in determining the expected payout of its loss reserves. To the extent that we have an unanticipated shortfall in cash we can either liquidate securities held in our investment portfolio or borrow funds under previously established borrowing arrangements. However, given the significant cash flows being generated by our operations and the relatively short duration of our investment portfolio we do not currently foresee any such shortfall.

     Contractual Obligations, page 33

     4.       We note that the Company has not included its loss reserve to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusions of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition please revise your liquidity and capital resources discussion to address the impact of the factors that impact liquidity at the subsidiary level including the impact of these payments on that liquidity.

Response:

Please see our response to question 5 below and to our response to question 3 regarding liquidity and capital resources.

     5.       It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

James B. Rosenberg
June 2, 2005

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Response:

We intend to enhance the contractual obligations table as follows:

	Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	In Thousands
Loss and loss adjustment expenses	$2,029,592	$497,951	$779,747	$420,282	$331,612
Interest on long-term debt	162,770	7,085	14,169	14,169	127,347
Long-term debt obligations	151,480	—	—	—	151,480
Operating lease obligations	8,723	3,786	3,880	936	121

Total	$2,352,565	$508,822	$797,796	$435,387	$610,560

All long-term debt is assumed to be settled at its contractual maturity. Interest on long-term debt is calculated using interest rates in effect at December 31, 2004 for variable rate debt. For more information see Note 10, Long-term Debt, in the Notes to Consolidated Financial Statements included herein. The anticipated payout of loss and loss adjustment expenses is based upon our historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated.

     Gross Losses and Reinsurance Recoveries, page 44

     6.       We note from your disclosures that you reduced your prior accident year gross loss reserve and related recoverables in 2004 and 2003. Please revise Management’s Discussion and Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

               a.       Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

               b.       Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

               c.       Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

James B. Rosenberg
June 2, 2005

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           d.       Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

           e.       Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

           f.       We note from page 44 that your claim severity for your professional liability line has continued to increase within your retention levels, but not above your retention levels. This would seem to imply that the gross amount of loss reserves should increase with either no change or a decrease in your reinsurance recoverable, but you disclose that you have reduced your gross prior year loss reserves. Please clarify this discrepancy to us and in the filing.

Response:

We believe that the requested disclosures are best made at the segment level as this is representative of how we manage our business. The business within each segment shares similar characteristics, including the nature of loss reserve development.

Loss severity is generally defined as the average value of a claim, measured on a consistent basis. In our professional liability segment, overall loss severity has increased since the late 1990’s. As a result of the time required to resolve these claims, we first recognized this trend in 2000 and began to adjust our loss estimates. With additional experience, we have been able to better measure the severity changes by layer of loss and make more accurate estimates. As compared to our earlier estimates, we have observed a less pronounced increase in both the severity of losses in excess of our retention levels as well as the number of losses reaching these levels. While we have seen an increase in the severity of claims within our retention, this increase also appears to be less than originally projected. This set of circumstances creates the apparent discrepancy that you have questioned, but it is not a discrepancy in our view: loss severity has increased, but at a level less than expected when our earlier loss estimates were established. Gross loss estimates for prior years, therefore, have been reduced, even though loss severity continues to increase. As a result of these factors we have seen a reduction in both gross losses and the corresponding losses ceded to our reinsurers. This is the reason for the unusual relationship noted in

James B. Rosenberg
June 2, 2005

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paragraph f. and we propose to amend the disclosure to clarify this situation as follows:

Our personal lines business is considered to be a short-tailed line of business and as a result development in this segment is generally seen within 18 to 24 months after the end of a given accident year. We have experienced better than expected results relating to both the frequency and severity of loss reserves for the two most recent accident years. Based upon this experience we reduced our estimates of personal lines net losses during calendar year 2004 by $7.9 million (approximately 11% of our net reserve balance of $71.3 million at the end of 2003). These reductions in reserves were principally seen in the 2003 and 2002 accident years. In 2003 we reduced our estimates of personal lines net losses by $10.8 million, related primarily to the 2002 and 2001 accident years.

In our professional liability segment, overall loss severity has increased since the late 1990’s. As a result of the time required to resolve these claims, we first recognized this trend in 2000 and began to adjust our loss estimates. With additional experience, we have been able to better measure the severity changes by layer of loss and make more accurate estimates. As compared to our earlier estimates, we have observed a less pronounced increase in both the severity of losses in excess of our retention levels as well as the number of losses reaching these levels. While we have seen an increase in the severity of claims within our retention, this increase also appears to be less than originally projected. In summary, loss severity has increased, but at a level somewhat less than expected when our earlier loss estimates were established. As a result of these factors we have experienced a reduction in both gross losses and the corresponding losses ceded to our reinsurers.

Our heavier reliance on our own loss experience has led us to reduce our estimates of prior accident year gross losses in the professional liability segment by approximately $60.4 million (approximately 3.6% of our gross reserve balance of $1.6 billion at the end of 2003) during the year ended December 31, 2004 relating primarily to the 2003 and 2002 accident years

James B. Rosenberg
June 2, 2005

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and $74.2 million during the year ended December 31, 2003 relating primarily to the 1998 and 1999 accident years. As noted, these losses were heavily reinsured; therefore, we reduced expected reinsurance recoveries by $51.7 million in 2004 and $74.1 million in 2003. As previously discussed, these changes to prior year estimates reduced net losses by $8.7 million (less than 1% of our net reserve balance of $1.3 billion at the end of 2003) in 2004 and reduced net losses by less than $100,000 in 2003. In both 2004 and 2003, the decrease to reinsurance recoveries for prior accident years more than offset reinsurance recoveries for current accident years resulting in an unusual relationship between gross losses and recoveries.

     Consolidated Balance Sheets, page 63

     7.       We note that you do not disclose your allowance for doubtful accounts. Please tell us the amount of the allowance at both balance sheet dates and your accounting policy for establishing the allowance for doubtful accounts. Please consider whether you should include the allowance for doubtful accounts on the face of the balance sheet or in a note thereto and disclose the related accounting policy. Also consider the need to include a Schedule V reconciliation of these amounts.

Response:

Our allowance for doubtful accounts approximates $705,000 at December 31, 2004 ($610,000 at December 31, 2003). The nature of our business generally allows us to cancel a policy for non-payment of premium, thus negating the need for us to carry a significant allowance. The 2004 allowance represents .5% of the accounts receivable balance and .02% of total assets at the same date. Given the insignificant size of the allowance, we do not believe the amount should be separately disclosed in the financial statements nor included in critical accounting policies, and we do not believe a reconciliation in Schedule V is necessary.

     8.       We note from your consolidated statements of income that the ratio of ceded premiums earned to ceded premiums written approximates 100% for each year presented. This would imply that nearly all of your reinsurance contracts have a one year term and incept at the beginning of the calendar year. Our expectation based on these assumptions would be that you would have very little prepaid reinsurance on your balance sheet. Please explain to us

James B. Rosenberg
June 2, 2005

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     supplementally why the company still has prepaid reinsurance as of December 31, 2004 of $18.9 million.

Response:

While our reinsurance contracts do typically have a one year term the contract inception date for the our professional liability business is October 1 and for our personal lines business is January 1. The prepaid reinsurance balance at December 31, 2004 represents amounts paid or accrued for reinsurance related to the unexpired portion of policies written during the year (i.e., ceded unearned premium).

     Note 4 Reinsurance, page 80

     9.       We noted that you commuted various reinsurance agreements with Gerling Global Reinsurance Corporation of America. Please tell us and disclose in your filing the amount of liability you assumed and the gain or loss that resulted from this commutation.

Response:

We intend to enhance our disclosure relating to the commutation of our reinsurance treaties with the Gerling group of companies to read as set forth below. Also, for your reference please be aware that as a result of the commutation we did not increase our liabilities, rather we reduced our reinsurance recoverable balance. We propose to amend Note 4 to include the following disclosure:

During 2004, ProAssurance commuted (terminated) its various agreements with one of its reinsurers, Gerling Global Reinsurance Corporation of America. As a result of that commutation, ProAssurance reduced its gross receivable from reinsurers by approximately $17.9 million and reduced its reinsurance liabilities by approximately $1.6 million. The Company received $12.3 million in cash in the transaction resulting in a net loss on the commutation of approximately $4.0 million.

     Any questions regarding the above responses or the Form 10-K/A can be directed to me at (205) 802-4718 or to Jack Stephenson at (205) 458-5201.

     Thank you for your attention to this filing and response.

Very truly yours,

Edward L. Rand, Jr.
Chief Financial Officer